SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Press Release dated May 3, 2011 entitled “Nortel Inversora S.A. Announces Consolidated First Quarter Results for the Fiscal Year Ending December 31, 2011”

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

José Gustavo Pozzi

Nortel Inversora S.A.

(5411) 4 968-3630

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED FIRST QUARTER RESULTS FOR THE

FISCAL YEAR ENDING DECEMBER 31, 2011

Buenos Aires, Argentina, May 3, 2011 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps.345 million for the first quarter of fiscal year 2011.

Nortel’s consolidated financial results for the first quarter of fiscal year 2011 are substantially similar to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding-company level.

Relevant matters

The Annual and Extraordinary General Meeting and Special Class “A” Preferred Stockholders´ Meeting held on April 7, 2011 – together with the meeting of the Board of Directors held on April 18, 2011 in connection with the last three issues-approved, among other matters:

•	The Annual Report and Financial Statements as of December 31, 2010

•	The appointment of Price Waterhouse & Co. as external auditors of the Company

•	The ratification of the payment of a provisional dividend declared by the Board of Directors at its October 5, 2010 meeting

•	The scheduled redemption of 242,454 Class “A” Preferred Shares for a total redemption price of AR$ 196,232,576.23

•	The payment of the basic dividend accumulated by the Class “A” Preferred Shares subject to the scheduled redemption mentioned above for a total amount of AR$32,408,111.67

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FIRST QUARTER, FISCAL YEAR ENDING DECEMBER 31, 2011

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet (*)

	2011	2010

Current assets	4,316	3,827
Non-current assets	8,450	8,353

Total assets	12,766	12,180
Current liabilities	4,601	4,691
Non-current liabilities	1,084	1,121

Total liabilities	5,685	5,812
Minority interests	3,289	2,949
Total shareholders’ equity	3,792	3,419

Total liabilities and shareholders’ equity	12,766	12,180

(*)	As a consequence of the application of new rules, the comparative information for the intermediate periods of the Annual Financial Statements should be the one corresponding to the last complete fiscal year. The comparative information of the Income Statement, evolution of Shareholders´ Equity and Cash Flow Statements should be the one corresponding to the equivalent period of the previous fiscal year.

Consolidated Income Statement

	2011	2010

Net revenues	4,131	3,249
Cost of services provided administrative and selling expenses	(3,155)	(2,488)

Operating Profit	976	761
Financial results, net	47	(58)
Other, net	(48)	(52)
Income tax	(337)	(242)
Minority interest	(293)	(188)

Net Income	345	221

Ratios

	2011	2010

Liquidity (a)	0.94	0.82
Indebtedness (b)	0.80	0.91

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders´ equity plus third party interests.

Contacts:

José Gustavo Pozzi

Nortel Inversora S.A.

5411 – 4968-3630

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 3, 2011	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager